SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                               SCHEDULE 14D-9
         Solicitation/Recommendation Statement Pursuant to Section
                                  14(d)(4)
                   of the Securities Exchange Act of 1934

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                          SENIOR INCOME FUND L.P.
                         (Name of Subject Company)

                          SENIOR INCOME FUND L.P.
                     (Name of Person Filing Statement)

                   Units of Limited Partnership Interests
                       (Title of Class of Securities)

                                820930 10 5
                   (CUSIP Number of Class of Securities)
                 ------------------------------------------

                                Moshe Braver
                          SENIOR INCOME FUND INC.
                    3 World Financial Center, 29th Floor
                          New York, New York 10285
                               (212) 526-3237
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person filing Statement)

                                 Copies to:

                           Patrick J. Foye, Esq.
                           SKADDEN, ARPS, SLATE,
                             MEAGHER & FLOM LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-2274



Item 1.    Security and Subject Company

           The subject company is Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Senior Income Fund Inc., a Delaware corporation (the "General Partner"). The address of the principal executive offices of each of the Partnership and the General Partner is 3 World Financial Center, 29th Floor, New York, New York 10285. The title of the class of equity securities to which this statement relates is the outstanding units of limited partnership interests ("Units").

Item 2.    Tender Offer of the Bidder

           This statement relates to the unsolicited tender offer being made by LAVRA, Inc., a Delaware corporation and its parent, ARV Assisted Living, Inc. (together, the "Bidders"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 8, 1996, (the "Schedule
14D-1"), to purchase from holders of Units ("Unitholders") up to 2,027,550 Units representing 42% of the outstanding Units of the Partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "ARV Offer"). Neither the Bidders nor any of their affiliates are affiliated with the Partnership or its General Partner and the ARV
Offer was not solicited by the Partnership. The Schedule 14D-1 states that the principal place of business of the Bidders is located at 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626.

Item 3.    Identity and Background

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) The Partnership does not have any directors or executive officers. Pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the sole general partner responsible for the management of the Partnership's business is the General Partner. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership, its executive officers, directors or affiliates.

           Pursuant to the Partnership Agreement, the General Partner and their affiliates have received or will receive certain types of compensation, fees, or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees were not determined in arms-length negotiations with the Partnership.

           Net Cash Flow from Operations (as defined in the Partnership Agreement) with respect to each fiscal year is distributed 99% to the Unitholders and 1% to the General Partner until such time as each Unitholder has received an amount equal to his or her Preferred Return (as defined in the Partnership Agreement). The Partnership's share of any remaining Net Cash Flow from Operations is distributed 95% to the Unitholders and 5% to the General Partner. Since 1993, the General Partner has received less than $15,000 per year in distributions.

           Net Proceeds from Interim Capital Transactions (as defined in the Partnership Agreement) are distributed 99% to the Unitholders and 1% to the General Partner until each Unitholder has received an amount equal to his unpaid Preferred Return and Unrecovered Capital (as defined therein). The Partnership's share of any remaining Net Proceeds from Interim Capital Transactions are distributed 95% to the Unitholders and 5% to the General Partner.

           Net Proceeds upon Dissolution (as defined in the Partnership Agreement) will be distributed in accordance with the partners' adjusted Capital Accounts (as defined in the Partnership Agreement). The
Partnership's share of any remaining Net Proceeds upon Dissolution will be distributed 95% to the Unitholders and 5% to the General Partner.

           The General Partner is reimbursed for certain out-of-pocket costs and expenses incurred in connection with the operation of the Partnership. The General Partner or its affiliates incurred administrative expenses of approximately $86,000, $61,000 and $54,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The General Partner or its affiliates were owed approximately $228,000, $215,000 and $207,000 at December 31, 1995, 1994 and 1993, respectively.

           The General Partner, as general partner of the Partnership, is entitled to indemnification under certain circumstances from the Partnership pursuant to the Partnership Agreement.

           (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Bidders, their executive officers, directors or affiliates.

Item 4.    The Solicitation or Recommendation

           (a) Following the announcement of the ARV Offer the General Partner reviewed and considered the ARV Offer and explored various possible alternative courses of action which might be available to the Partnership in response to the ARV Offer. The Partnership, in light of all relevant circumstances, determined that the ARV Offer is inadequate, not in the best interests of either the Partnership or Unitholders and strongly recommends that Unitholders reject it.

           (b) The Partnership reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

                     (i) The Partnership's minimum estimate of current net
            asset value is approximately $6.50 per Unit, which is 30% higher than the ARV Offer. Such estimate takes into consideration the recent offers for the Partnership's assets discussed below, the independent appraisal of the Partnership's properties as of December 31, 1995 and the Partnership's current assets and liabilities. Such estimate also includes the recently concluded $3.2 million insurance settlement discussed below. It should be noted that the estimate of net asset value is only an estimate of current value and the actual amount realizable upon a sale of the Partnership's properties may be different.

                     (ii) Since the commencement of the ARV Offer, the
            Partnership has received unsolicited bona fide offers from third parties involved in the congregate care industry to purchase the Partnership's assets at prices that, together with the insurance proceeds discussed below, would result in cash distributions being made to all Unitholders totalling approximately $6.00 per Unit. Such cash distributions represent a premium of 20% to the ARV Offer and would be made in respect of all your Units as opposed to as little as 42% of your Units if all outstanding Units are tendered. Although there can be no assurance that any asset sale actually will be consummated or that any particular price can be obtained, the Partnership, in light of such offers, has accelerated its existing plan to competitively market the properties as discussed below which is expected to maximize the value of your Units.

                     (iii) MacKenzie Patterson, Inc. and certain of its
            affiliates ("MacKenzie") have informed the Partnership that they have commenced a tender offer for 4.9% of the outstanding Units at a purchase price of $5.50 per Unit. We will communicate with you separately regarding this offer.

                     (iv) The Partnership this week concluded previous
            negotiations and reached a settlement with its insurance carrier in respect of certain claims for earthquake damage to two of its properties located in California, Prell Gardens and Ocean House, which resulted in a $3.2 million payment being made to the Partnership. The Partnership had previously advised to the Bidders that the pendency of such negotiations made the timing of the ARV Offer not in the best interests of either the Partnership or Unitholders. As a result of such settlement, the Partnership will declare a special cash distribution from operations to all Unitholders of at least $0.50 per Unit before the end of the year. All Unitholders who sell their Units in the ARV Offer will either lose their right to receive such distribution or, pursuant to the terms of the ARV Offer, receive an amount per Unit from the Bidders reduced by the amount of such distribution.

                     (v) The Partnership has accelerated its existing plan
            to competitively market all of its assets for sale and anticipates completing such process early next year. A competitive process will be open to all interested buyers, including the Bidders, and facilitate the Partnership obtaining the highest price for its assets, thereby maximizing the value of all of the Units. The sale of all the Partnership's properties would result in a liquidating cash distribution being made to all Unitholders followed by the dissolution of the Partnership. Although there can be no assurance that any sale actually will be consummated or that any particular price can be obtained, the Partnership expects that proceeds from a sale of the Partnership's properties together with its remaining cash would result in total cash distributions being made to all Unitholders in excess of $6.00 per Unit promptly following receipt of such proceeds. All Unitholders who sell their Units in the ARV Offer will lose their right to receive any distributions, including distributions from any sale of the Partnership's properties.

                     (vi) As disclosed in the Bidders' Schedule 14D-1 filed
            with the Securities and Exchange Commission, the General Partner was advised in September 1996 of the Bidders' interest in acquiring Units for only $4.25 per Unit. On September 30, the General Partner met with the Bidders' financial advisor and explained that $4.25 per Unit was grossly inadequate and not representative of the inherent value of the Units. Since then, the Bidders have increased their price by approximately 18% per Unit. The Partnership believes that the current $5.00 offer price, which the Bidders acknowledge was developed based on the Partnership's response to the Equity Offer, is also inadequate and not in the best interests of either the Partnership or Unitholders and strongly recommends that Unitholders reject it. The ARV Offer and MacKenzie's higher offer at $5.50 per Unit provide Unitholders who desire immediate liquidity the opportunity to receive cash for their Units currently and avoid the inherent business, real estate, timing and other general economic risks associated with the Partnership's marketing of its properties followed by a subsequent distribution of the sale proceeds to Unitholders.

                     (vii) The Bidders acknowledge that there is a conflict
            between their desire to purchase Units at a low price and your desire to realize the highest value for your Units. Moreover, the Bidders concede in the ARV Offer that they will seek to make themselves the operator of the Partnership's properties and pay themselves management fees which currently are payable to a third party operator unaffiliated with the Partnership.

Item 5.    Persons Retained, Employed, or to be Compensated

           The Partnership has retained D.F. King & Co., Inc. to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the ARV Offer. The Partnership will pay D.F. King & Co., Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the ARV Offer.

Item 6.    Recent Transactions and Intent with Respect to Securities

           (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. Except as described below, the Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partner's executive officers, directors, affiliates, or subsidiaries.

           (b) Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partner's executive officers, directors, affiliates, or subsidiaries owns any Units.

Item 7.    Certain Negotiations and Transactions by the Subject Company

           (a) Since the commencement of the ARV Offer, the Partnership has received offers from two unaffiliated parties which own and/or operate congregate care facilities to purchase the Partnership's assets. In addition, the Partnership has begun the process of competitively marketing all its assets for sale and anticipates completing such process during the first quarter of next year. The Partnership expects that such process will involve, among other things, furnishing non-public information to certain parties, entering into confidentiality agreements in connection therewith and responding to due diligence inquiries.

           (b) The Partnership has determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreements that may result from any discussions or negotiations referred to above in this Item 7 might jeopardize the continuation of such discussions or negotiations and, accordingly, authorized and directed management not to make any such public disclosure unless and until an agreement in principle is reached.

           There can be no assurance that any of the foregoing will result in any transaction being recommended to the Partnership or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may be dependent upon the future actions of the Bidders with respect to the ARV Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely effect or result in the withdrawal of the ARV Offer.

Item 8.    Additional Information to be Furnished

           On October 22, 1996, the Bidders commenced legal action against the Partnership in the Court of Chancery of the State of Delaware, New Castle, to compel production and delivery of a list of beneficial owners of Units. The action is still pending.

           On November 20, 1996, Shearson August Property Partnership, a California general partnership, which is the record owner of the Partnership's properties (the "Property Partnership"), and whose two partners are the Partnership and the successor to August Financial Partners II ("August"), agreed to acquire the partnership interest of August in the Property Partnership for $850,000. As a result of such purchase, the Property Partnership will be dissolved and all of its assets will be distributed to the Partnership. Accordingly, all sale proceeds received upon a sale of any property will be paid to the Partnership and no amount will be owed to August.


Item 9.    Material to be Filed as Exhibits

(a)(1) Form of letter from the Senior Income Fund L.P. to Unitholders, dated November 21, 1996.

(b)       Not Applicable.

(c)       Not Applicable.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1996

                                SENIOR INCOME FUND L.P.

                                   By:    Senior Income Fund Inc.,
                                            its General Partner



                                   By:    /s/   Moshe Braver
                                          Name:   Moshe Braver
                                          Title:  President


EXHIBIT INDEX



       Exhibit                Description                             Page

       (a)(1)            Form of letter from Senior Income Fund L.P.
                         to the Unitholders, dated November 21, 1996.